Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

August 17, 2022

Deborah O’Neal, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Exchange Traded Concepts Trust (File Nos. 333-156529 and 811-22263)

Dear Ms. O’Neal:

This letter responds to comments relating to Post-Effective Amendment No. 393 (“PEA No. 393”) to the registration statement on Form N-1A of Exchange Traded Concepts Trust (the “Registrant”). PEA No. 393 was filed on April 21, 2022 for the purpose of registering shares of the KPOP ETF (the “Fund”). For ease of reference, set forth below are your comments followed by the Registrant’s responses. Unless otherwise noted, capitalized terms have the same meaning as those contained in PEA No. 393.

1.	Comment. Please provide the Fund’s completed fee table and expense example at least one week before the registration statement becomes effective.

Response. Registrant represents that the requested information has been provided under separate cover.

2.	Comment. Please provide the index methodology and initial constituent list.

Response. Registrant represents that the requested information will be provided under separate cover.

3.	Comment. The staff notes that the Fund will invest in companies engaged in music, movies, drama, entertainment, and content. Is the name of the Fund misleading given that K-pop is commonly understood to be Korean music?

Response. Registrant represents that the name of the Fund is not misleading as K-pop is expansive and evolving. Registrant notes that K-pop artists are part of a cultural entertainment phenomenon and perform various entertainment activities in addition to singing, including acting, and participate in multiple entertainment media, including movies and animation. Registrant has determined, however, to change the name of the Fund from KPOP ETF to KPOP and Korean Entertainment ETF.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

August 17, 2022

4.	Comment. The second sentence of the second paragraph of the principal investment strategy section refers to an “artificial intelligence algorithm.” Please add a brief description of the AI algorithm.

Response. Registrant represents that the disclosure has been revised to clarify that the AI algorithm is a natural language processing algorithm and that the index provider uses multiple such algorithms.

5.	Comment. The same sentence refers to “companies engaged in one of the following businesses.” What does “engaged in” mean? Please quantify it (for example, will an asset test be used).

Response. Registrant represents that the paragraph has been revised and clarified. Registrant notes that the companies in the initial universe are the companies in the GICS Entertainment Industry and Interactive Media & Services Industry that are listed on the Korea Exchange with a specified minimum market capitalization. In determining which companies belong in an industry, the primary factor for classification by GICS is whether a company’s business activities that generate at least a majority of the company’s revenues meet the industry’s description. Registrant represents, therefore, that the companies in the initial universe are engaged in entertainment businesses as determined by GICS, which is a recognized third party industry classification system.

6.	Comment. One of the businesses is referred to as “content.” What does that mean?

Response. Registrants represents that the paragraph has been revised and clarified and now refers to interactive media content.

7.	Comment. The next sentence states that “companies in all other businesses” are excluded. How does the index provider determine what other businesses to exclude? How would a shareholder know what “other businesses” are not included in the universe? Please add quantitative metrics to aid understanding.

Response. Registrant represents that the paragraph has been revised and clarified. Registrant notes that the companies in the initial universe are the companies in the GICS Entertainment Industry and Interactive Media & Services Industry that are listed on the Korea Exchange with a specified minimum market capitalization. The index provider then applies the algorithms to further narrow the index universe and other metrics described in the disclosure. The only category of companies excluded from the initial universe described above are those in the Interactive Home Entertainment Sub-Industry, which is a sub-industry of the Interactive Media & Services Industry.

8.	Comment. The fourth sentence of the second paragraph of the principal investment strategy section refers to a “KPOP relevance score.” How is the score assigned? Are the companies ranked using the algorithm? What is being looked at to determine relevance (for example, revenue)?

Response. According to the index provider, the score is assigned by the algorithms as a result of natural language analysis and companies are ranking accordingly. Registrant represents that the paragraph has been revised and clarified.

August 17, 2022

9.	Comment. The next sentence refers to the “theme of the Index.” It is unclear that the theme of the Index has been articulated. Please expressly state the theme of the Index.

Response. Registrant represents that the paragraph has been revised and clarified and no longer references the “theme of the Index.”

10.	Comment. With respect to the seventh and eighth sentences of the second paragraph of the principal investment strategy section, please clarify the meaning of “and then” in each sentence. Are the top KPOP relevance score companies in the second clause of each sentence chosen in addition to the top free float companies or are they chosen out of the top free float companies?

Response. Registrants represents that the top KPOP relevance score companies in the second clause of each sentence are chosen in addition to the top free float companies and that the sentences have been revised and clarified.

11.	Comment. With respect to the ninth sentence, please clarify what companies comprise the 30 constituents.

Response. Registrant represents that the paragraph has been revised to clarify what companies comprise the 30 constituents.

12.	Comment. Given that the target aggregate weight of the Entertainment Industry is 80%, the staff notes that the Index should always be concentrated in that industry and that a corresponding risk factor should be disclosed. Please confirm.

Response. Registrant so confirms. Registrant notes that the target aggregate weight of the Entertainment Industry has been revised to 70-80%.

13.	Comment. Please file as an exhibit to the registration statement the index sublicense agreement between Registrant and the Fund’s investment adviser.

Response. Registrant represents that the agreement will be filed as requested.

14.	Comment. Please consider prioritizing the most significant principal risks of the Fund rather than listing all the risks alphabetically (see ADI 2019-08).

Response. Registrant notes that alphabetically ordering the principal risks allows shareholders to more easily and quickly locate particular risk disclosure within the list of risks and provides for easier comparison of risks across funds. Registrant also notes that Form N-1A does not require a particular method of listing a fund’s principal risks. Therefore, Registrant respectfully declines to reorder the principal risks at this time.

15.	Comment. Please add an index provider risk factor since the index provider is a small business.

Response. Registrant confirms that the requested risk factor has been added.

*    *    *    *    *

August 17, 2022

If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum